John Hancock Funds II
601 Congress Street
Boston, Massachusetts 02210-2805
December 26, 2012
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Brion R. Thompson, Esq.
Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779 Amendment to Registration Statement on Form N-1A
Dear Mr. Thompson:
This letter is in response to comments received via telephone from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 81 under the Investment Company Act of 1940 (the “1940 Act”) to the Trust’s Registration Statement on Form N-1A, filed with the SEC on October 24, 2012 relating to the registration of the Asia Total Return Bond Fund (the Fund”), a new series of the Trust.
Comment 1 — Please confirm that the expense limitation agreement disclosed in a footnote to the “Annual fund operating expenses” table will be filed with the Fund’s registration statement.
Response to Comment 1 — The expense limitation agreement will be filed as requested.
Comment 2 — Because the name of the Fund includes the word “Bond,” pursuant to Rule 35d-1 under the 1940 Act please replace the phrase “fixed-income securities” with the word “bonds” in the Fund’s stated principal investment strategy with respect to 80% of its net assets (the “80% test”).
Response to Comment 2 — The requested change has been made.
Comment 3 — The 80% test states that the Fund will invest in issuers in Asia. Please define what constitutes an Asian issuer.
Response to Comment 3 — The prospectus has been revised to state that an issuer is considered to be in Asia if its principal place of business is in Asia or it is incorporated or domiciled in Asia.
Comment 4 — The prospectus states that the Fund may invest in derivatives. Are these derivatives counted towards the 80% test? If so, please describe how they will be valued for purposes of meeting the 80% test.
Response to Comment 4 — Derivatives will not count towards the Fund’s 80% test.
Comment 5 — In the “Fund details” section of the prospectus, please add the word “Principal” in front of the headings “Investment strategies” and “Risks of investing.”
Response to Comment 5 — The requested change has been made.

Securities and Exchange Commission
December 26, 2012

Comment 6 — Please add a description of the specific risks of investing in Asia.
Response to Comment 6 — A description of the specific risks of investing in Asia has been added to the “Principal risks” section of the prospectus as requested.

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:
In connection with the Amendment, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * * * *
The Trust, on behalf of the Fund, intends to file a definitive form of prospectus that will reflect the above responses to the Staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 663-2261.
Sincerely,

/s/ Christopher Sechler

Christopher Sechler
Assistant Secretary
John Hancock Funds II